October 17, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Barros, Assistant Director

Re:	IMH Financial Corporation
Request for Withdrawal of Application for Qualification of Trust Indentures on Form T-3/A (No. 022-28991)

Ladies and Gentlemen,

IMH Financial Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Application for Qualification of Trust Indentures on Form T-3/A filed on October 10, 2018 (the “Amendment”) as the Amendment was mistakenly filed under the incorrect Commission file number. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”).
The Company confirms that upon withdrawal of the Amendment, it will re-file the Amendment under the proper Commission file number. The Company confirms that no securities have been or will be sold pursuant to that Amendment until such time as it filed under the proper Commission file number and declared effective in accordance with the rules of the Commission.
If you have any questions regarding this application for withdrawal, please contact Howard Groedel, Esq., of Ulmer & Berne LLP at 216.583.7118.

Very truly yours, IMH FINANCIAL CORPORATION By: /s/ Lawrence D. Bain Lawrence D. Bain, Chief Executive Officer